Emission Free Generators, Inc. (the "Company")

a Delaware Corporation

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

Emission Free Generators, Inc.

Balance Sheet

As of December 31, 2023

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Key Bank Biz Checking 0403	25,355.71
SVB Checking 9497	3,717.24
Total Bank Accounts	**$29,072.95**
Total Current Assets	**$29,072.95**
Fixed Assets	
Intangible Asset	88,935.00
Total Fixed Assets	**$88,935.00**
TOTAL ASSETS	**$118,007.95**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Loan from Officer	50,016.87
Total Other Current Liabilities	**$50,016.87**
Total Current Liabilities	**$50,016.87**
Long-Term Liabilities	
Convertible Loan	150,093.50
Total Long-Term Liabilities	**$150,093.50**
Total Liabilities	**$200,110.37**
Equity	
Additional Paid in Capital - Other	115,862.50
Common Stock	1.00
Retained Earnings	-99,583.96
Net Income	-98,381.96
Total Equity	**$ -82,102.42**
TOTAL LIABILITIES AND EQUITY	**$118,007.95**

Emission Free Generators, Inc.

Balance Sheet

As of December 31, 2024

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Key Bank Biz Checking 0403	8,584.07
SVB Checking 9497	7,323.65
SVB MMA 4933	10,000.00
SVB MMA 9482	95,102.33
Total Bank Accounts	**$121,010.05**
Accounts Receivable	
Accounts Receivable (A/R)	0.00
Total Accounts Receivable	**$0.00**
Other Current Assets	
Loan to Officers	19,822.77
Undeposited Funds	-41.68
Total Other Current Assets	**$19,781.09**
Total Current Assets	**$140,791.14**
Fixed Assets	
Contributed Assets	139,101.00
Intangible Asset	88,935.00
Total Fixed Assets	**$228,036.00**
TOTAL ASSETS	**$368,827.14**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable (A/P)	189.57
Total Accounts Payable	**$189.57**
Credit Cards	
CARD,EFG (9046) - 2	0.00
COLLINS,CHASE (2870) - 2	0.00
COLLINS,MARK (6247) - 2	3,721.82
Total Credit Cards	**$3,721.82**
Other Current Liabilities	
Loan from Officer	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$3,911.39**
Long-Term Liabilities	
Convertible Loan	150,093.50
Total Long-Term Liabilities	**$150,093.50**
Total Liabilities	**$154,004.89**

	TOTAL
Equity	
Additional Paid in Capital - MC	139,126.00
Additional Paid in Capital - Other	290,837.50
Common Stock	1.00
Retained Earnings	-197,965.92
Net Income	-17,176.33
Total Equity	**$214,822.25**
TOTAL LIABILITIES AND EQUITY	**$368,827.14**

Emission Free Generators, Inc.

Profit and Loss
January - December 2023

	TOTAL
Income	
Total Income	
Cost of Goods Sold	
Consulting	5,000.00
Cost of Goods Sold	342.81
Engineering Expense	0.00
Shipping	125.00
Supplies & Materials	5,186.07
Warehouse Rent	437.75
Total Cost of Goods Sold	**$11,091.63**
GROSS PROFIT	**$ -11,091.63**
Expenses	
Automobile Expense	11,184.30
Fuel Expense	3,155.79
Parking & Tolls	453.29
Total Automobile Expense	14,793.38
Bank Charges & Fees	2,583.05
Contractors	701.12
Dues & subscriptions	450.00
Insurance	2,139.72
Internet and Computer	5,996.85
Job Supplies	630.88
Legal, Professional, & Consulting Fees	8,942.50
Meals & Entertainment	12,838.81
Office Supplies & Software	3,424.75
Office/General Administrative Expenses	-48.65
Rent & Lease	4,137.57
Repairs & Maintenance	21.39
Shipping, Freight & Delivery	859.85
Taxes & Licenses	139.00
Telephone	1,425.52
Travel	28,213.59
Utilities	41.00
Total Expenses	**$87,290.33**
NET OPERATING INCOME	**$ -98,381.96**
NET INCOME	**$ -98,381.96**

Emission Free Generators, Inc.

Profit and Loss
January - December 2024

	TOTAL
Income	
Caltech / Rocket Fund	25,000.00
SoCalGas Receipts	100,000.00
Total Income	**$125,000.00**
Cost of Goods Sold	
Cost of Goods Sold	645.60
Engineering Expense	17,030.80
Total Cost of Goods Sold	**$17,676.40**
GROSS PROFIT	**$107,323.60**
Expenses	
Advertising & Marketing	90.46
Printing	411.95
Total Advertising & Marketing	**502.41**
Automobile Expense	6,119.91
Fuel Expense	4,623.60
Parking & Tolls	542.87
Total Automobile Expense	**11,286.38**
Bank Charges & Fees	1,614.48
Contractors	422.98
Dues & subscriptions	30.98
Insurance	715.79
Internet and Computer	2,163.06
Job Supplies	1,854.96
Legal, Professional, & Consulting Fees	25,433.34
Meals & Entertainment	9,073.65
Office Supplies & Software	8,440.38
Office/General Administrative Expenses	543.37
Other Business Expenses	13,242.62
Rent & Lease	24,130.33
Shipping, Freight & Delivery	1,007.25
Taxes & Licenses	1,210.00
Telephone	1,448.25
Travel	23,553.05
Utilities	482.80
Total Expenses	**$127,156.08**
NET OPERATING INCOME	**$ -19,832.48**
Other Income	
Interest Income	2,656.15
Total Other Income	**$2,656.15**
NET OTHER INCOME	**$2,656.15**
NET INCOME	**$ -17,176.33**

Emission Free Generators, Inc.

Statement of Cash Flows

31st December 2024

	Jan-Dec 2024	Jan-Dec 2023
Income Statement		
Revenue – net		
Cost of revenue	$ 17,676	$ 64,314
Gross Profit/Loss	$107,323	$- 64,341
Operating Expenses	$127,156	$- 80,036
Operating Profit/Loss	$- 19,832	$-144,377
Other Income/Expenses	$ 2,656	$ -
Net Profit/Loss	$- 17,176	$-144,377

Prepared by Kullman Accounting, LLC for Management Purposes - No Assurance Provided

Emission Free Generators, Inc.

Statement of Changes in Equity

31st December 2024

	Jan-Dec 2024	Jan-Dec 2023
Statement of Changes in Equity		
Beginning Balance	$- 82,102	$ 16,279
Net Profit/Loss	$- 17,176	$- 98,382
New Investor Capital	$429,963	$115,862
Ending Balance	$214,822	$- 82,102

Statement of Financial Position

	As of Dec 31, 2024
ASSETS	- 140,791
ASSETS	- 228, 036
TOTAL ASSETS	- 368,827
LIABILITIES AND EQUITY	- 368,827
LIABILITIES	-
TOTAL LIABILITIES	- 154,005
EQUITY	- 214,822
TOTAL LIABILITIES AND EQUITY	- 368,827

Emission Free
Generators, Inc. Notes
to the Financial
Statements

For the fiscal year ended December 31, 2023 and 2024

$USD

1. ORGANIZATION AND PURPOSE

Emission Free Generators, Inc. (the "Company") is a corporation organized in March 2022 under the laws of Delaware.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.